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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                      MODERN MEDICAL MODALITIES CORPORATION

                                (Name of Issuer)

                    Common Stock, par value $0.0002 per share

                         (Title of Class of Securities)

                                   607660 30 5
                                 (CUSIP Number)

                                   Baruh Hayut
                               7395 Dunraven Place
                             Atlanta, Georgia 30328
   --------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 10, 2006
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


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CUSIP No. 607660 30 5
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baruh Hayut
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a) [X]
                  (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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NUMBER OF                7       SOLE VOTING POWER
SHARES
BENEFICIALLY                     -
OWNED BY          ___________________________________________________________
EACH                     8       SHARED VOTING POWER
REPORTING
PERSON WITH                      8,625,000 (1)
                  ___________________________________________________________
                         9       SOLE DISPOSITIVE POWER

                                 -
                  ___________________________________________________________
                        10       SHARED DISPOSITIVE POWER

                                 8,625,000 (1)
                  ___________________________________________________________

(1) These shares are held by BIBY Family Partners, LLC, of which Mr. Hayut is the managing member.

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--------------------------------------------------------------------------------


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,625,000

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [   ]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.2%
--------------------------------------------------------------------------------


14       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------

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CUSIP No. 607660 30 5
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BIBY Family Partners, LLC
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a) [X]
                  (c) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)  [__]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
--------------------------------------------------------------------------------


NUMBER OF          7       SOLE VOTING POWER
SHARES
BENEFICIALLY               8,625,000 (1)
OWNED BY          ________________________________________________________
EACH               8       SHARED VOTING POWER
REPORTING
PERSON WITH                -
                  ___________________________________________________________
                   9       SOLE DISPOSITIVE POWER

                           8,625,000 (1)
                 ___________________________________________________________
                  10       SHARED DISPOSITIVE POWER

                           -
                 ___________________________________________________________

(1) Except that Baruh Hayut may be deemed to share voting and dispositive power with respect to these shares as the managing member of BIBY Family Partners, LLC.


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--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,625,000

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [   ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.2%

--------------------------------------------------------------------------------


14       TYPE OF REPORTING PERSON*

         OO

--------------------------------------------------------------------------------


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Item 1. Security and Issuer.

         This statement relates to the common stock, par value $0.0002 per share ("Common Stock"), of Modern Medical Modalities Corporation, a New Jersey corporation (the "Company"). The address of the Company's principal executive office is 439 Chestnut Street, Union, New Jersey 07083.

Item 2. Identity and Background.

         (a) This Schedule 13D is being filed on behalf of Baruh Hayut and BIBY Family Partners, LLC, of which Mr. Baruh Hayut is the managing member. The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." BIBY Family Partners, LLC is a family investment fund owned by Mr. Baruh Hayut, his spouse and two children. Each of the four members owns a 25% interest in the fund. The business address of BIBY Family Partners, LLC is 7395 Dunraven Place, Atlanta, Georgia 30328.

         (b) Mr. Baruh Hayut's Business address: 7395 Dunraven Place, Atlanta, Georgia 30328.

         (c) Mr. Baruh Hayut is presently the Chairman of the Board of Directors and Chief Executive Officer of the Company, whose principal executive office is 439 Chestnut Street, Union, New Jersey 07083.

         (d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Baruh Hayut is a United States citizen. BIBY Family Partners, LLC is a limited liability company formed under the laws of the State of Georgia.

Item 3. Source and Amount of Funds and Other Consideration.

         On June 8, 2006, Mr. Jacov Hayut resigned as the Company's President, Secretary and a member of its board of directors. In connection with his resignation, on July 10, 2006, Mr. Jacov Hayut transferred 8,625,000 shares of the Company's common stock, representing 58.2% of the total shares issued and outstanding, by way of gift to BIBY Family Partners, LLC, a Georgia limited liability company (the "Family Fund"), which is controlled by Mr. Baruh Hayut as the managing member of the Family Fund. Mr. Jacov Hayut is the brother of Mr. Baruh Hayut, the Company's Chairman and Chief Executive Officer.

Item 4. Purpose of Transaction.

         The Reporting Persons acquired the shares from the Company's former President, Secretary and board member, Mr. Jacov Hayut, by way of gift pursuant to his resignation from all offices of the Company. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.


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         In his capacity as an officer and director of the Company, Mr. Baruh
Hayut may actively pursue proposals which could relate to or would result in:
(a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

         (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

         (b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

         (c) All transactions in the class of securities reported or effected by any of the persons named in Item 5(a) during the past 60 days may be found in
Item 3.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships.

Item 7. Materials to be Filed as Exhibits.

(1) Joint Filing Agreement attached hereto as Exhibit A.




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:   August 22, 2006



                        BIBY Family Partners, LLC


                        By: /s/ Baruh Hayut
                            ---------------
                                Baruh Hayut

                        Its: Managing Member
                             ---------------






                        /s/ Baruh Hayut
                        ---------------
                            Baruh Hayut






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                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)


         The undersigned acknowledge and agree that the foregoing statement of
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  August 22, 2006



                       BIBY Family Partners, LLC


                       By: /s/ Baruh Hayut
                           ---------------
                               Baruh Hayut

                        Its: Managing Member
                             ---------------






                       /s/ Baruh Hayut
                       ---------------
                       Baruh Hayut